

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Brett R. Whitmire
Chief Financial Officer
Diodes Inc.
4949 Hedgcoxe Road, Suite 200
Plano, Texas 75024

>   **Re: Diodes Inc.**
>   **Form 10-K for the Year Ended December 31, 2023**
>   **File No. 002-25577**

Dear Brett R. Whitmire:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023

Management Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

1. Please expand your discussion of your result of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. Revise your future annual and quarterly filings to provide the following items.
    - Expand your discussion of net sales to quantify how much of the decrease in net sales was due to changes in volume and product mix and the reasons for these changes as well as changes in weighted average sales price. Given your decrease in net sales of $338.8 million or 16.9% for the year ended December 31, 2023, revise your disclosure to help us understand how growth in higher-margin end markets have enabled you to increase your net sales and margins for the period. We note your gross profit margin for the years ended December 31, 2023 and 2022, were 39.6% and 41.3%, respectively.
    - You disclosed that you were in the midst of a current supply-constrained

environment. Discuss whether supply chain disruptions materially affected your outlook or business goals. Specify, whether these challenges have materially impacted your results of operations or capital resources, and quantify, to the extent possible, how your net sales, profits, and/or liquidity have been impacted. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any.

- Expand your discussion of gross profit to discuss and quantify the impact of any other business factors that affected your gross profit in addition to the average unit cost increase of 0.2% for the twelve months ended December 31, 2023. Consider discussing the impact of product mix, material pricing, and details of other costs that impacted your gross profit.

- Enhance your disclosure throughout your MD&A to quantify the business reasons for the changes between periods in the significant line items of your consolidated statements of income. For example, selling, general and administrative expenses decreased by $22.9 million primarily due to lower wages and benefits and freight and duty costs, partially offset by increases in professional services and other selling expenses. However, you have not quantified the impact of each business reason that affected this line item.

- Revise your discussion of other (expense)/income to provide a more comprehensive and robust discussion of the business reasons materially impacting the line times within this category, explaining the relative effect of each.

This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303 of Regulation S-K and Section III.B.4 of Release No. 33-8350 for guidance.

Discussion of Cash Flows
Operating Cash Flows, page 37

2.   In your discussions of operating cash flows for the periods presented, you have merely listed the components that resulted in the decrease in your cash flows provided by operations for the year ended December 31, 2023. In future filings, please expand this disclosure to discuss the components that resulted in the decrease in cash flows provided by operations as well as the underlying reasons for changes in working capital components, with specific discussions for accounts receivable, inventories, other operating assets, accounts payable and accrued liabilities, as applicable. See Section IV.B of the SEC Interpretive Release No. 33-8350.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ernest Greene at 202-551-3733 or Hugh West at 202-551-3872 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing